                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
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                           SCHEDULE 13G

      Information Statement pursuant to Rule 13d-1 and 13d-2

                     (AMENDMENT NO. 1     )*



                     Mobilemedia Corporation
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                         (NAME OF ISSUER)



                            Common Stock
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                  (TITLE OF CLASS OF SECURITIES)



                             607415106
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                          (CUSIP NUMBER)
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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (CONTINUED ON FOLLOWING PAGE(S))

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CUSIP NO.                               Page 2 of 6 Pages
       607415106                        -----------------
----------------

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1    NAME OF REPORTING PERSON                   06-1051282
     S.S. OR I.R.S. IDENTIFICATION NO.
     HL Investment Advisors, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
      (A) [    ]
      (B) [    ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Connecticut
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NUMBER OF           5    SOLE VOTING POWER
SHARES              -----------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER
OWNED AS OF                      -0-
DECEMBER 31,        -----------------------------------------------------------
1996 BY EACH        7    SOLE DISPOSITIVE POWER
REPORTING           -----------------------------------------------------------
PERSON WITH         8    SHARED DISPOSITIVE POWER
                                 -0-
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     -0-

     (Not to be construed as an admission of beneficial
     ownership)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*       /----/
                          /----/
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     0.0%
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12   TYPE OF REPORTING PERSON*
               IA
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CUSIP NO.                               Page 3 of 6 Pages
       607415106                        -----------------
----------------


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.

     Hartford Capital Appreciation Fund, Inc.
                                 22-2481744
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
      (A) [    ]
      (B) [    ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Maryland
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NUMBER OF          5     SOLE VOTING POWER
SHARES             -----------------------------------------------------------
BENEFICIALLY       6     SHARED VOTING POWER
OWNED AS OF                      -0-
DECEMBER 31,       -----------------------------------------------------------
1996 BY EACH       7     SOLE DISPOSITIVE POWER
REPORTING          -----------------------------------------------------------
PERSON WITH         8    SHARED DISPOSITIVE POWER
                                 -0-
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON            -0-

     (Not to be construed as an admission of beneficial
     ownership)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*       /----/
                     /----/
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     0.0%
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12   TYPE OF REPORTING PERSON*
             IV
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CUSIP NO.                               Page 4 of 6 Pages
       607415106                        -----------------
----------------


Item 1(a) Name of Issuer:
                       Mobilemedia Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
                    65 Challenger Road
                    Ridgefield Park, NJ 07660

Item 2(a) Name of Person Filing:
                    HL Investment Advisors, Inc.
                    Hartford Capital Appreciation Fund, Inc.


Item 2(b) Address of Principal Business Office:
                    200 Hopmeadow Street
                    Simsbury, CT 06070


Item 2(c) Citizenship:
                    HL Investment Advisors, Inc. - Connecticut
                    Hartford Capital Appreciation Fund, Inc. -
                    Maryland


Item 2(d) Title of Class of Securities:
                    Common Stock


Item 2 (e)     CUSIP Number:
                    607415106


Item 3.   Type of Reporting Person:
               HL Investment Advisors, Inc. as a registered investment adviser.

               Hartford Capital Appreciation Fund, Inc. as a registered investment management company.

Item 4.   Ownership as of December 31, 1997:

               (a)  Amount Beneficially Owned:

                -0- shares of common stock beneficially owned
               including:

                                                           Number of Shares
                                                           ----------------
                 HL Investment Advisors, Inc.                    -0-
                 Hartford Capital Appreciation Fund, Inc.        -0-


CUSIP NO.                               Page 5 of 6 Pages
       607415106                        -----------------
----------------

               (b)  Percent of Class:      0.0%

               (c) For information on voting and dispositive power with respect to the above listed shares, see items 5-8 of cover pages.

Item 5.   Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: (X)

Item 6.   Ownership of More than Five Percent on behalf of
          Another Person: N/A


Item. 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8.   Identification and Classification of Members of the
          Group: N/A

Item 9.   Notice of Dissolution of Group: N/A

Item 10.  Certification:

          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






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CUSIP NO.                               Page 6 of 6 Pages
       607415106                        -----------------
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          Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 1998       HL Investment Advisors, Inc.
      -----------------

                         BY:  /s/ Joseph H. Gareau
                              ------------------------------
                              Joseph H. Gareau
                              President


                              Hartford Capital Appreciation Fund, Inc.


                         BY:  /s/ Joseph H. Gareau
                              ------------------------------
                              Joseph H. Gareau
                              President

*Pursuant to the Joint Filing Agreement with respect to Schedule
13G attached hereto as Exhibit I, between HL Investment Advisors,
Inc. and Hartford Capital Appreciation Fund, Inc., this Schedule
13G is filed on behalf of each of them.

                            EXHIBIT I



                      JOINT FILING AGREEMENT


          Each of the undersigned hereby agrees that the Schedule
13G filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: February 12, 1998
       -----------------

                              HL Investment Advisors, Inc.


                         BY:  /s/ Joseph H. Gareau
                              ------------------------------
                              Joseph H. Gareau
                              President


                              Hartford Capital Appreciation Fund, Inc.


                         BY:  /s/ Joseph H. Gareau
                              ------------------------------
                              Joseph H. Gareau
                              President